April 7, 2014

United States Securities and Exchange Commission

Attention: Mr. William Schroeder

Washington, DC 20549

Re:	Asta Funding, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2013

Filed December 13, 2013

File No. 001-35637

Dear Mr. Schroeder:

In follow up to your comment letter dated March 7, 2014 (the “Comment Letter”) addressed to Asta Funding, Inc. (the “Company”) the following is the Company’s follow to Question 3.c. and a correction to a response given in Question 1. In Question 1, at the end of paragraph one of the Company’s response I referred to section ASC 310-10. The response should have referred to section ASC 310-30.

Below is the example for a pool accounted for on the interest method.

Note A – The Company and its Significant Accounting Policies – [5] Income Recognition,

Impairments and Accretable Yield Adjustments, page F-10

1.	On page F-13, you disclose that in the event that actual cash flows are in excess of your expectations and the reason is due to timing, you defer the “excess” collections as deferred revenue.

a.	Please provide us an illustrative example of a pool with “excess” collection that clearly shows how the “excess” collection impacts the accounting for the pool (i.e., carrying amount, cash flows expected to be collected, interest income, etc.).

See Exhibit 3.c. for an example of the accounting for a pool on the interest method.

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your comments and should you need any additional information after reviewing the responses provided above, please contact me at 201-308-9245, or by fax at 201-308-9449, or by e-mail at rmichel@astafunding.com.

Very truly yours,

/s/ Robert J. Michel
Robert J. Michel
Chief Financial Officer

					(1)	(2)		(3)		(4)
Exhibit 3.c.		Cash Flow Expectations(A)				Equals (1)-(3)-(4)				Interest		Equals Previous Ending Balance +(2)+(3)
Sample Portfolio	Purchase	Projected Collections	Principal	Interest	Actual Collections	Applied to Principal		Applied to Deferred Revenue		Applied to Revenue		Ending Carrying Value
9/2/09	$150,041					$150,041						$150,041
FY 2009		$—	$—	$—	$(7,265)	(5,733)		—		$(1,532)	(B)	144,308
FY 2010 (1Q,2Q,3Q)		(56,325)	(40,236)	(16,089)	(167,701)	(119,797)	(D)	(31,815)	(C)	(16,089)	(B)	(7,304)
Move to Zero Basis					—	(24,511)		31,815		(7,304)	(E)	0
FY 2010 (4Q)		(18,775)	(13,412)	(5,363)	(18,961)	—		—		(18,961)	(F)	0
FY 2011		(43,200)	(29,340)	(13,860)	(102,382)	—		—		(102,382)	(F)	0
FY 2012		(34,000)	(24,293)	(9,707)	(51,750)	—		—		(51,750)	(F)	0
FY 2013		(23,800)	(17,531)	(6,269)	(42,112)	—		—		(42,112)	(F)	0
FY 2014		(14,400)	(10,612)	(3,788)	—	—		—
FY 2015		(10,200)	(7,149)	(3,051)	—	—		—
FY 2016		(9,400)	(7,468)	(1,932)	—	—		—		—		—

		$210,100	$150,041	$60,059		—		—

(A) -	Original cash flow expectation established upon acquisition of portfolio based on an internal rate of return
(B) -	As collections are received Finance Income is recognized based upon the Original Cash Flow Expectations at the original internal rate of return
(C) -	Based upon the original internal rate of return an amount is allocated to Finance Income and Deferred Revenue and the remainder is applied to the principal balance. Deferred Revenue is calculated by multiplying collection variance by the internal rate of return. Collection variance is the difference between actual collections and projected collections. (Actual Collections of $167,701; less Projected Collections of $56,325=collection variance of $111,376)
(D) -	As described in ( C) above the remaining amount of excess collections based upon the original internal rate of return is applied to the principal balance.
(E) -	As collections exceed the original cost of the portfolio and entry is made to clear the Deferred Revenue balance and recognize such balance in Finance Income.
(F) -	Once the cost of the portfolio has been fully amortized in accordance with the original Cash Flow Expectations, all collections received are considered zero basis income.